--------------------------------
                                                         OMB APPROVAL
                                                --------------------------------
                                                OMB Number: 3235-0145
                                                Expires: February 28, 2009
                                                Estimated average burden
                                                hours per response........14.5
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO. ___________________________)*



                                  NEWGOLD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    651362105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       A. SCOTT DOCKTER, 400 CAPITOL MALL, SUITE 900, SACRAMENTO, CA 95814
                                 (916) 449-3913
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 28, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746
(3-06) PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.     651362105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         SCOTT DOCKTER
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)_____________________
         (b)_____________________
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization.
         USA
--------------------------------------------------------------------------------

  Number of         7.    Sole Voting Power.........18,947,133
  Shares
  Beneficially      8.    Shared Voting Power........2,974,173
  Owned by
  Each Reporting    9.    Sole Dispositive Power....18,947,133
  Person With
                    10.   Shared Dispositive Power...2,974,173

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         21,921,306

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 32%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         Common Stock
         Newgold, Inc.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) ASDi, LLC is a California limited liability company of which A. Scott Dockter is majority owner and sole manager.
         (b)  400 Capitol Mall, Suite 900, Sacramento, CA 95814.
         (c) A. Scott Dockter is the sole manager of ASDi, LLC and is the Chairman and CEO of the Issuer.
         (d) In January 2002, reporting person pleaded guilty to one felony charge of environmental pollution and was sentenced to 5 months in a Federal detention camp and a $5,000 fine.
         (e) Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)  Reporting person is a citizen of the United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         A. Scott Dockter was granted stock options exercisable into 500,000 shares of Newgold common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  21,921,306, 32% on a fully diluted basis;

         (b) 21,921,306 (Amount includes 9,263,397 shares of the Issuer's common stock beneficially owned and an additional 12,157,909 shares issuable under stock warrants exercisable within 60 days and 500,000 options exercisable within 60 days). Of this amount, the reporting person holds 900,000 shares and 2,500,000 warrants in ASDi, LLC of which he is majority owner and sole manager.

         (c)  Not Applicable

         (d)  Not Applicable

         (e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date            September 7, 2006
      -----------------------------------------------------------------------


  Signature       /s/ A. SCOTT DOCKTER
           ------------------------------------------------------------------


  Name/Title      A. Scott Dockter
            -----------------------------------------------------------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall he typed or printed beneath his signature.


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)